                                                                Exhibit 99(b)(3)


                  CABLE TV FUND 14-A CABLE TELEVISION SYSTEM

                           CALVERT COUNTY, MARYLAND

                     APPRAISAL OF NON-CURRENT ASSETS AS OF
                                FEBRUARY 28,1998

                                 Prepared for:
                             The Jones Group, Ltd.
                                  May 6, 1998



                                               [BOND & PECARO LOGO APPEARS HERE]

                  CABLE TV FUND 14-A CABLE TELEVISION SYSTEM

                           CALVERT COUNTY, MARYLAND

            APPRAISAL OF NON-CURRENT ASSETS AS OF FEBRUARY 28, 1998

                               TABLE OF CONTENTS
                               -----------------
                                                                           Page
                                                                           ----
Introduction                                                                 1
  System Summary                                                             1
  Industry Overview                                                          2

Executive Summary                                                            7
  Valuation Method                                                           7
  Conclusion                                                                10

The Cable TV Fund 14-A Cable Television System, Calvert County, Maryland
  System Background                                                         12
  Demographic Profile                                                       14
  Media Overview                                                            18
  Subscriber Projections                                                    19
  Discounted Cash Flow Analysis                                             23
  Comparable Sales Analysis                                                 30

Conclusion                                                                  32

Exhibits
--------

A. Qualifications of James R. Bond, Jr. and Julie A. Kroskin

                  CABLE TV FUND 14-A CABLE TELEVISION SYSTEM

                           CALVERT COUNTY, MARYLAND

            APPRAISAL OF NON-CURRENT ASSETS AS OF FEBRUARY 28,1998

                                 INTRODUCTION
                                 ------------

     Bond & Pecaro, Inc. has been retained to determine the fair market value of the non-current assets of the Cable TV Fund 14-A cable television system in Calvert County, Maryland, ("the Calvert County System") as of February 28, 1998. Among these assets were towers, electronic equipment, office equipment, vehicles, a cable television distribution plant, cable television franchises, and a cable television subscriber base.

SYSTEM SUMMARY
--------------

     The Calvert County System serves portions of the Counties of Calvert, Anne Arundel, Charles, and St. Mary's, Maryland. Most of the system's cable distribution plant operates at a bandwidth of 430 mHz with a capacity of 44 channels. The channel capacity of the system is currently fully utilized; there were no vacant channels available as of February 28, 1998.

     The system is fully addressable and provides impulse pay-per-view services to subscribers. As of February 28, 1998, the system had 364.9 miles of underground cable distribution plant and 403.1 miles of aerial cable plant. Additionally, the system had 49.6 miles of fiberoptic cable. Approximately 26,331 homes are passed by the system's cable distribution plant.

     As of February 28, 1998, the system had 18,297 basic subscribers, representing a basic subscriber penetration of 69.5%. The system had approximately 16,988 pay subscriptions, yielding a pay to basic ratio of approximately 92.8%.

     The Calvert County System operates under the provisions of three cable television franchises/1/. The expiration dates associated with each of the franchises are as follows:

         Franchise                          Expiration Date
         ---------                          ---------------
         Calvert County                     January, 1999
         St. Mary's County                  February, 2002
         Anne Arundel County                June, 2000

INDUSTRY OVERVIEW
-----------------

     The cable television industry developed in the late 1940s in order to provide television service to communities in rural Pennsylvania that were too isolated to receive over-the-air broadcasts. Since that time, the industry has grown and diversified to provide a broad range of educational, entertainment, cultural, and sports programming to large urban areas and rural communities alike.

     According to Broadcasting & Cable Yearbook 1997, the cable industry in the
                  ----------------------------------
United States consists of approximately 11,800 operating systems serving over 34,000 communities throughout the United States. Approximately 100 additional cable television franchises have been approved but have yet to be constructed.


------------------------
/1/ Although portions of Charles County are served by the Calvert County System, there is no formal franchise agreement in place.

     Each system has been granted a franchise by its local municipal government. Franchises are awarded competitively, and the winning bidder must generally provide guarantees that expensive investments in local employment, local programming, and system technical design will be made.

     The construction of a cable television system is extremely capital intensive. The cost of installing aerial cable often comprises the single largest investment made by a cable television system operator. Underground cable television installation is even more expensive, when considered on a per-mile basis. Additionally, investments must be made in headend facilities, satellite receiving equipment, office facilities, and subscriber equipment such as converter units, that ultimately deliver cable television service to households.

     Numerous changes have occurred in the development of cable television technology. Original systems used vacuum tube electronics and provided only a few off-air channels to subscribers. By contrast, modern systems are capable of providing over 100 channels of service, including satellite signals and locally originated programs. These systems use solid state amplifiers and addressable converter equipment to control subscriber service levels.

     Cable television systems provide entertainment, news, music, and other forms of programming to the public. The cable operator must pay a fee, usually calculated on a per-subscriber basis, to program suppliers. These fees may either be determined on a fixed basis or calculated as a percentage of system revenues.

     In order to cover the costs of operation, systems sell "basic" services such as local television signals, local origination programs, and some satellite services for a fixed monthly fee to all subscribers. Customers also have the option to subscribe to additional "premium" or "pay" services, such as Home Box Office and Showtime, which offer movies, sports, entertainment, and cultural programming.

     In some cases, cable systems generate additional revenues by selling advertising time to local and national businesses, government agencies, and political organizations which seek to deliver information to the general public.

     Given the substantial fixed costs resulting from the capital requirements of the business, as well as high programming costs, cable operators seek to maximize system penetration. Two types of system penetration are of paramount importance in the industry.

     The first is basic penetration, which is a measure of the number of homes subscribing to cable television as a proportion of the homes which are passed by cable; if 400 homes subscribed to cable service in a community of 1,000 homes, basic penetration would be 40%.

     The second important measure is pay penetration, which gauges the popularity of pay services among those households which subscribe to basic cable service. If each of the 400 cable households in the example subscribed to two pay services, pay penetration would be 200%. Approximately 67% of all households in the United States are currently served by cable television.

     The linkage between basic penetration, pay penetration, and customer development is fundamental to the cable industry. Operators constantly seek to provide programming and services that will develop the widest appeal among local households. The more effectively the cable operator is able to meet the preferences of the public, the larger the system's subscriber base will be. This relationship between subscribers and revenues is axiomatic in the cable industry and is the primary determinant of success or failure among system operators.

     The cable industry has become increasingly competitive in recent years. Overall financial performance of the industry has fallen short of expectations that were developed in the early 1980s, when a large number of cable television facilities were constructed. Traditional broadcast stations continue to be the mainstay of television viewing in the United States. In recent years, the FCC has issued many additional licenses for new independent television stations throughout the country. Moreover, cable operators have come under increasing competitive pressure from videocassette rental outlets, satellite program services, and other competing technologies.

     In order to build the largest possible subscriber base, systems invest heavily in tangible assets, such as distribution equipment and satellite equipment, and intangible assets such as marketing systems and programming agreements. Similarly, investments in equipment and intangible assets, such as managerial talent, may be oriented toward controlling costs and increasing profitability.

     It is in this marketplace, one defined by heavy capital investment, the relationship between subscriber base size and revenues, and increasing competition, that the Calvert County System operates.

     To inspect the physical plant and gather relevant financial and market data necessary to complete the appraisal, James R. Bond, Jr. of the firm visited the office and technical facilities of the system on April 15, 1998.

     In performing this analysis, various sources were employed. These include

1997 Broadcasting & Cable Yearbook; 1998 Television and Cable Factbook; Market
----------------------------------  ----------------------------------
Statistics Demographics USA 1997, County Edition; Paul Kagan Associates Cable TV
           -------------------------------------                        --------
Investor; other industry publications; internal financial statements and reports
--------
provided by the Calvert County System; and financial information and projections supplied by Cable TV Fund 14-A. Additionally, the appraiser relied upon information furnished by system management relative to the age, condition, and adequacy of the system's physical plant. These materials are assumed to be accurate with respect to factual matters.

                  CABLE TV FUND 14-A CABLE TELEVISION SYSTEM

                           CALVERT COUNTY, MARYLAND

            APPRAISAL OF NON-CURRENT ASSETS AS OF FEBRUARY 28, 1998

                               EXECUTIVE SUMMARY
                               -----------------

     An analysis to determine the fair market value of the non-current assets of the Calvert County System has been made. Fair market value is defined as the price in cash or cash equivalents that would be paid by a willing buyer to a willing seller in an arm's-length transaction in which neither party acts under any compulsion to buy or sell. The effective date of this analysis is February 28, 1998.

VALUATION METHOD
----------------

     In order to determine the fair market value of the non-current assets of the Calvert County System, a discounted cash flow projection was developed. This income approach measures the expected economic benefits these assets bring to their holder. The fair market value of the assets of the system may therefore be expressed by discounting these future benefits.

     It is generally accepted that the value of a telecommunications business lies in the fact that it is a "going concern." That is, its value reflects the revenues and, ultimately, the after-tax cash flow that the business may reasonably be expected to generate over a period of years. The potential resale value of the business at the end of that period is also an important factor in the valuation of such properties. A number of factors contribute to going concern value, including the formation of a business plan; the construction of the system headend facility; the development of a functional general, administrative, and technical organization; establishment of a sales and marketing organization; and the coordination of all of these functions into a well defined and efficient operating organization.

     The market, or comparable sales, approach provides a useful means by which assumptions made in the development of the discounted cash flow analysis can be tested against marketplace transactions.

     The discounted cash flow model incorporates variables such as capital expenditures, homes passed by the system, basic penetration, pay penetration, system revenue projections, anticipated system operating expenses and profits, and various discount rates. The variables used in the analysis reflect historical system and market growth trends as well as anticipated system performance and market conditions.

     The capital expenditures provision reflects the amount of investment required to expand and maintain a competitive cable television business in the Calvert County, Maryland area.

     The discounted cash flow projection period of ten years was judged to be an appropriate time horizon for the analysis. Cable operators and investors typically expect to recover their investments within a ten year period. It is over this period that projections regarding market demographics, system basic and pay penetration, and operating profit margins can be made with the highest degree of accuracy.

     Over this ten year period, household growth in the Calvert County area, anticipated market penetration percentages, and system operating performance expectations were used to project the system's operating profits.

     Income taxes were deducted from the projected operating profits to determine aftertax net income. Depreciation and amortization expenses were added back to the after-tax income stream and projected capital expenditures were subtracted to calculate the system's net after-tax cash flow.

     The stream of annual cash flows was adjusted to present value using a discount rate appropriate for the cable television industry. The discount rate used is based upon an after-tax rate calculated for the cable television industry.

     Additionally, it was necessary to project the system's residual value at the end of the ten year projection period. In order to determine this value, an operating cash flow multiple was applied to the system's Year 10 operating cash flow projection. The terminal value represents the hypothetical value of the system at the end of the projection period. Taxes were deducted from the indicated terminal value. The net terminal value was then discounted to present value.

     The results of these calculations are considered and given appropriate weight in the consolidation portion of the analysis. In order to verify the results of the discounted cash flow analysis, the appraiser also utilized a comparable sales approach, relying upon an analysis of subscriber multiples. The results of this analysis support the conclusion resulting from application of the income approach.

CONCLUSION
----------

     Based upon the application of the income and market approaches, the indicated fair market value of the non-current assets of the Calvert County System as of February 28, 1998 is determined to be $39.3 million.

     Recipients of this report agree that all of the information contained herein is of a confidential nature. This report may not, in whole or in part, be reproduced or distributed to others. Each recipient agrees to treat it in a confidential manner, and will not, directly or indirectly, disclose or permit its agents or affiliates to disclose any such information without the consent of Bond & Pecaro, Inc.

     This analysis is based upon a number of projections. Projections are inherently subject to varying degrees of uncertainty. Their accuracy depends, among other things, upon the reliability of the underlying assumptions and the occurrence of events beyond the control of Bond & Pecaro, Inc.

     Certain information and assumptions are based upon historical industry data. Some of the assumptions set forth inevitably will prove not to have been correct. Consequently, the results of operations will vary from those set forth in the projections and such variations may be material.

     Bond & Pecaro, Inc. makes no representations or warranties as to the accuracy or completeness of the information or projections and assumptions contained herein, or otherwise furnished in connection with this analysis. Neither Bond & Pecaro, Inc. nor its personnel assume any liability for damages, direct or indirect, arising out of or related to this report, the information or assumptions or projections contained herein, any omissions from this report, or any information otherwise provided regarding this report.

     Neither this firm nor any of its employees has any present or anticipated economic interest in the Cable TV Fund 14-A cable television system or The Jones Group, Ltd. The compensation received by the firm was in no way contingent upon the values or the conclusions developed herein.

     This appraisal was prepared for The Jones Group, Ltd. in connection with internal management requirements. The report is not to be otherwise cited or disseminated without the prior written consent of Bond & Pecaro, Inc.

     All information and conclusions contained in this report are based upon the best knowledge and belief of the undersigned, whose qualifications are attached hereto.

BOND & PECARO, INC.                    BY ___________________________
1201 Connecticut Ave., N.W.                 James R. Bond, Jr.
Suite 450
Washington, D.C. 20036
(202) 775-8870
May 6, 1998                            BY ___________________________
                                            Julie A. Kroskin

                  CABLE TV FUND 14-A CABLE TELEVISION SYSTEM

                           CALVERT COUNTY, MARYLAND

            APPRAISAL OF NON-CURRENT ASSETS AS OF FEBRUARY 28, 1998

                    CALVERT COUNTY CABLE TELEVISION SYSTEM
                    --------------------------------------
System Background
-----------------

     The Calvert County System serves the Counties of Calvert, Anne Arundel, Charles, and St. Mary's, Maryland.

     The technical and business operations of the Calvert County System are conducted at two sites. These consist of an office facility located at 101 Skipjack Road in Prince Frederick and a headend facility on Route 2, also in Prince Frederick.

Calvert County Cable Television System Historical Performance
-------------------------------------------------------------

     System financial statements were provided for the years ending December 31, 1994, 1995, 1996, and 1997. As shown in Table 1, the system's net revenues increased from approximately $7.3 million in 1994 to $9.0 million in 1997, reflecting a compound annual growth rate of approximately 7.0%.

     Operating cash flow at the Calvert County System increased at an average annual rate of approximately 12.9% during the 1994 to 1997 period. The system's operating profit margin fell from 41.3% in 1994 to 39.8% in 1995, but subsequently grew to 48.6% in 1997.

                                    Table 1
                                    -------

    Historical Calvert County Cable Television System Financial Performance

                      (Dollar Amounts Shown in Thousands)



                               1997         1996        1995       1994
                               ----         ----        ----       ----

System Net Revenue           $8,985.1      $8,703.9   $7,968.8   $7,337.1
Total Operating Expenses      4,619.7       5,067.5    4,796.3    4,306.2
                             --------      --------   --------   --------
Operating Cash Flow          $4,365.4      $3,636.4   $3,172.5   $3,030.9
Operating Cash Flow Margin       48.6%         41.8%      39.8%      41.3%


Source: Calvert System financial statements for years ending December 31, 1994,
        1995, 1996, and 1997.

DEMOGRAPHIC PROFILE
-------------------

     As the Calvert County System only covers small portions of Anne Arundel, Charles, and St. Mary's Counties, an analysis of the population, income, retail sales, employment composition, and other economic characteristics were limited to Calvert County.

Population Growth
-----------------

     The current and projected populations of Calvert County are shown in Table
2. In 1996, the population of Calvert County was approximately 67.9 thousand. The population of the area is projected to increase at an annual rate of 3.0% through the year 2001, based upon forecasts contained in Market Statistics Demographics USA 1997, County Edition. This is well above the 0.7% projected annual rate of population growth for the State of Maryland, as well as the 0.8% annual increase projected for the United States.

Income Growth
-------------

     Summary income data for Calvert County are also contained in Table 2. Current income levels and projected growth rates for the market are compared with averages for the State of Maryland and for the United States.

     Total Effective Buying Income ("EBI")/1/ in Calvert County during the 1996-2001 period is projected to increase from approximately $1.1 billion to $1.4 billion. Per capita EBI is projected to increase from $15,823 to $18,159 over the same period. EBI per household is approximately 0.2% lower than the average for the State of Maryland and almost 13.2% higher than the national average.

     The projected income growth rate for Calvert County is well above that of the state and nation. However, the per capita and per household income growth rates for Calvert County are lower than both state and national levels.

Retail Sales Growth
-------------------

     Retail sales data provide additional information regarding economic activity in Calvert County. As reflected in Table 2, total, per capita, and per household retail sales for the market are projected to grow at compound annual rates of 7.4%, 4.3%, and 4.0%, respectively, during the 1996-2001 period.

     Projected retail sales in the area are compared to those for the State of Maryland and the United States. Using these measures, the total retail sales growth in Calvert County greatly exceeds state and national averages. For example, total retail sales growth during the 1996-2001 period is expected to average 7.4% in Calvert County, compared to 3.2% in the State of Maryland and 4.0% in the United States as a whole. Retail sales per capita

---------------------------
/1/  EBI is defined by Market Statistics Demographics USA 1997, County Edition
                                         -------------------------------------
     as "personal income less personal tax and non-tax payments."

of $6,824 in the market are well below the national average of $9,214 and also below the Maryland average of $9,085.

Employment Composition
----------------------

     Major employers in the Calvert County area include Baltimore Gas & Electric, Calvert Memorial Hospital, Direct Mail Management, Southern Maryland Electric Cooperative, and Bell Atlantic.

     The estimated unemployment rate in Calvert County as of February 1998 was 4.4% representing an increase from a 3.1% level at the end of 1996./1/ The current rate is lower than the 5.3% unemployment rate for the State of Maryland and slightly below the 4.6% national average.

-------------------------
/1/  Unemployment data from the Bureau of Labor Statistics.

                                    TABLE 2
                                    -------

           Demographic and Economic Projections for Calvert County, the State of Maryland, and the United States


                                                                       Annual
                                                  1996          2001   Change
                                                  ----          ----   ------
Population
(Thousands)                      Calvert           67.9          78.8    3.0%
                                 Maryland       5,088.3       5,281.6    0.7
                                 U.S.         267,540.6     279,027.7    0.8

Households
(Thousands)                      Calvert           22.5          26.4    3.2%
                                 Maryland       1,863.7       1,958.1    1.0
                                 U.S.          98,635.5     103,870.8    1.0
Average Household Size
                                 Calvert            3.0           3.0    0.0%
                                 Maryland           2.7           2.7    0.0
                                 U.S.               2.7           2.7    0.0
Total Effective Buying Income
(Millions)                       Calvert   $    1,074.4  $    1,430.9    5.9%
                                 Maryland      89,147.2     106,931.9    3.7
                                 U.S.       4,161,512.4   5,072,857.0    4.0
EBI per Capita
                                 Calvert   $     15,823  $     18,159    2.8%
                                 Maryland        17,520        20,246    2.9
                                 U.S.            15,555        18,180    3.2
EBI per Household
                                 Calvert   $     47,749  $     54,201    2.6%
                                 Maryland        47,833        54,610    2.7
                                 U.S.            42,191        48,838    3.0

Total Retail Sales
(Millions)                       Calvert   $      463.4  $      662.3    7.4%
                                 Maryland      46,228.0      54,145.6    3.2
                                 U.S.       2,465,147.1   3,004,997.9    4.0
Retail Sales per Capita
                                 Calvert   $      6,824  $      8,405   4.37%
                                 Maryland         9,085        10,252    2.4
                                 U.S.             9,214        10,770    3.2
Retail Sales per Household
                                 Calvert   $     20,594  $     25,088    4.0%
                                 Maryland        24,804        27,652    2.2
                                 U.S.            24,992        28,930    3.0

Source: Market Statistics Demographics USA 1997, County Edition.
        -------------------------------------------------------

MEDIA OVERVIEW
--------------

      The Calvert County System faces competition from area television stations, local radio stations, newspapers, direct broadcast satellite (DBS), and videocassette rental outlets for audience share and advertising revenues.

      According to Broadcasting & Cable Yearbook 1998, the Calvert County System is located within the Washington, D.C. DMA,/1/ which ranks 7th in the United States.

      There are eleven commercial television stations operating in the Washington, D.C. market.


 Call Letters           Channel               Affiliation
----------------------------------------------------------
WRC-TV                    4                   NBC
WTTG                      5                   Fox
WJLA-TV                   7                   ABC
WUSA                      9                   CBS
WTMW                     14                   Independent
WDCA                     20                   UPN
WHAG-TV                  25                   NBC
WBDC-TV                  50                   WBN
WSHE-TV                  60                   Fox
WVVI                     66                   Independent
WJAL                     68                   WBN

--------------------------
/1/ Nielsen Media Research defines a DMA as a "group of counties in which stations in the metro area receive the largest audience share. DMAs are non-overlapping areas used for planning, buying, and evaluating television audiences. Each county in the United States is assigned to only one DMA."

     Of the radio stations licensed to the Washington, D. C. market, 20 achieved a measurable audience share in the last Arbitron rating period, as reported in Duncan's American Radio, Fall 1997. These include four AM radio stations and 16 FM radio stations.

     Cable operators adjacent to the Calvert County System include Jones Intercable with approximately 97,375 subscribers and Western Shore Cable (Gans Multimedia) with approximately 18,552 subscribers. Calvert County is seved by the Calvert Independent, a weekly newspaper with a circulation of 8,714. The major daily newspaper serving the area is The Washington Post, with a total circulation of 734,746 daily and 1,122,276 on Sundays.

SUBSCRIBER PROJECTIONS
----------------------

Homes Passed
------------

     The initial parameter upon which the discounted cash flow projection is based is homes passed, or "passings." Two factors affect the number of homes passed, new plant construction and household growth. Plant expansion improves system coverage by allowing the system to offer service to previously unserved areas. Household growth is the result of new construction and occupancies in areas that are already served by the system.

     It has been assumed that the number of households passed by the Calvert County System will increase at a rate equivalent to the average household growth projected for the areas served by the system as a whole, or approximately 2.0% per year. This rate is based upon management expectations for the portion of Calvert County which is served by the System.

Basic and Expanded Basic Penetration
------------------------------------

     Basic and expanded basic subscriber penetration at the system are currently 69.5% and 93.5% (expressed as a ratio of basic subscribers), respectively. System basic penetration has shown modest but consistent growth during the past three years. It is likely that basic penetration will continue to demonstrate modest growth over the 10 year projection period.

     For the purpose of this analysis, the appraiser has assumed that basic subscriber penetration will gradually increase from its current level to approximately 74.0% by Year 10, as shown in Table 3. Basic subscribers at the system are projected to increase at an annual rate of 3.3% through Year 5 and 2.0% through Year 10. Expanded basic subscriber penetration has been projected to remain at a 93.5% through Year 10. These rates are derived from the historical and anticipated performance of the system, as reflected in management projections, and expectations for the cable television industry in general.

Pay Penetration
---------------

     As of February 28, 1998, pay penetration at the Calvert County System attained a level of 92.8%. Pay penetration is projected to remain at this level through Year 10, as indicated in Table 3. This estimate is reasonable in light of the historical and anticipated performance of the system and the anticipated performance of the cable television industry in general.

Rates
-----

     As of February 28, 1998, monthly service rates were $17.12 for basic service, $31.24 for basic plus service, $10.00 to $12.00 for each pay service, and $1.29 for each converter. Installation fees ranged from $10.00 to $40.00, depending upon the type of installation service performed.

     Due to regulatory and competitive restrictions, service rates for basic and expanded basic services are expected to grow with inflation, while premium channel service rates are expected to remain relatively flat. These assumptions are consistent with industry expectations for service rate growth.


                                                              Table 3
                                                              -------

                                   Calvert County Cable Television System Subscriber Projections

                                          Year 1   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7   Year 8   Year 9   Year 10
                                          ------   ------   ------   ------   ------   ------   ------   ------   ------   -------
Homes Passed 1/                           26,858   27,395   27,943   28,502   29,072   29,653   30,246   30,851   31,468   32,097
Basic Subscribers:
  Beginning of Year                       18,297   18,901   19,525   20,169   20,835   21,523   21,953   22,392   22,840   23,297
  Net Additions                              604      624      644      666      688      430      439      448      457      466
  End of Year                             18,901   19,525   20,169   20,835   21,523   21,953   22,392   22,840   23,297   23,763
                                          ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Average Basic Subscribers 2/              18,599   19,213   19,847   20,502   21,179   21,738   22,173   22,616   23,069   23,530

Tier I Subscribers (EOY) 2/               17,672   18,256   18,858   19,481   20,124   20,526   20,937   21,355   21,783   22,218
Premium Subscribers (EOY) 2/              17,540   18,119   18,717   19,335   19,973   20,372   20,780   21,196   21,620   22,052

Basic Service Penetration                   70.4%    71.3%    72.2%    73.1%    74.0%    74.0%    74.0%    74.0%    74.0%    74.0%
Tier I Penetration (% Subs.)                93.5%    93.5%    93.5%    93.5%    93.5%    93.5%    93.5%    93.5%    93.5%    93.5%
Premium Penetration (% Subs.)               92.8%    92.8%    92.8%    92.8%    92.8%    92.8%    92.8%    92.8%    92.8%    92.8%

1/ Number of households in Calvert County are projected to increase at 2.0% per year. See text.

2/ Basic, tier, and premium subscribers are projected to increase at 3.3% through Year 5 and 2.0% through Year 10. See text.

DISCOUNTED CASH FLOW ANALYSIS
-----------------------------
System Revenue Projections
--------------------------

     Most of the revenue projections appearing in Table 4 are calculated by multiplying the number of subscribers to a particular level of service by the projected rate.

     Commercial service revenue is projected to increase at an annual rate of 5%, based upon management expectations for the system. Pay-per-view service revenue is projected to increase at a 2.3% annual rate through Year 10, consistent with management projections.

     Commercial advertising revenue is projected to increase at a 14% annual rate through Year 5, also consistent with management expectations. This growth rate decreases after Year 5, to a level of 10%, based upon industry projections. Equipment rental revenues are projected to grow at a compound annual rate of 12% during the projection period. Installation revenue, as well as other revenues, is projected to increase by 5% annually through Year 10.

     As indicated in Table 4, total system revenues are projected to increase from $10.4 million in Year 1 to $19.1 million in Year 10.


                                                              Table 4
                                                              -------
                                    Calvert County Cable Television System Revenue Projections
                                                (Dollar Amounts Shown in Thousands)

                         Year 1      Year 2     Year 3     Year 4     Year 5     Year 6     Year 7     Year 8      Year 9    Year 10
                        ---------  ---------  ---------  ---------  ---------   --------   --------  ---------  ---------  ---------

Service Revenue
Basic Service Revenue   $ 4,012.9  $ 4,352.9  $ 4,720.4  $ 5,119.8  $ 5,553.1  $ 5,984.0  $ 6,409.6  $ 6,863.5  $ 7,349.6  $ 7,872.2
Tier 1 Service Revenue    3,095.3    3,356.4    3,640.9    3,949.7    4,284.5    4,617.0    4,945.7    5,295.8    5,670.9    6,074.8
Commercial Basic &
  Pay Revenue 1/            102.8      107.9      113.3      119.0      125.0      131.3      137.9      144.8      152.0      159.6
Premium Service Revenue   1,481.3    1,529.8    1,580.3    1,632.4    1,686.3    1,730.8    1,765.4    1,800.8    1,836.8    1,873.5
Pay Per View Revenue 2/     300.9      307.8      314.9      322.1      329.5      337.1      344.9      352.8      360.9      369.2
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Subtotal Service
      Revenue           $ 8,993.2  $ 9,654.8  $10,369.8  $11,143.0  $11,978.4  $12,800.2  $13,603.5  $14,457.7  $15,370.2  $16,349.3

Other Revenue
Advertising Revenue 3/  $   212.7  $   242.5  $   276.5  $   315.2  $   359.3  $   395.2  $   434.7  $   478.2  $   526.0  $   578.6
Installation 1/             107.7      113.1      118.8      124.7      130.9      137.4      144.3      151.5      159.1      167.1
Equipment Rentals 4/        392.1      439.2      491.9      550.9      617.0      691.0      773.9      866.8      970.8    1,087.3
Franchise Fees 5/           402.4      415.6      429.3      443.5      458.2      467.3      476.7      486.2      495.9      505.8
FCC Pass Thru
  Revenue 1/                  9.7       10.1       10.7       11.2       11.7       12.3       12.9       13.6       14.3       15.0
Other Revenue I/            265.7      279.0      293.0      307.7      323.1      339.3      356.3      374.1      392.8      412.4
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Subtotal Other
      Revenue           $ 1,390.2  $ 1,499.6  $ 1,620.2  $ 1,753.2  $ 1,900.2  $ 2,042.5  $ 2,198.8  $ 2,370.4  $ 2,558.9  $ 2,766.2

Total Revenue           $10,383.4  $11,154.4  $11,990.0  $12,896.2  $13,878.6  $14,842.7  $15,802.3  $16,828.1  $17,929.1  $19,115.5

1/ Commercial basic and pay, installation, FCC Pass Through, and other revenue projected to increase at a 5% annual rate.
2/ Pay Per View revenue projected to increase at a 2.3% annual rate.
3/ Advertising revenue projected to increase at an annual rate of 14% through
   Year 5, and 10% through Year 10.
4/ Equipment rental revenue projected to increase at a 12% annual rate.
5/ Franchise Fees projected to increase based upon a subscriber growth rate of 3.3% through Year 5, and 2% through Year 10.

Operating Profit Margin
-----------------------

     Operating profit margins are based upon historical operating performance of the Calvert County System. Operating profits are defined as profit before interest, depreciation, tax, and corporate allocation charges. During the past four years, system operating profit margins have been within the 39.8% to 48.6% range. For the purposes of this analysis, the system's 1997 operating profit margin of 48.6% has been used in the projection of future operating profits.

Depreciation
------------

     Depreciation expense for each year has been determined using the MACRS schedule for Five, Seven, 15, and 39 Year Property, based upon the reported cost of fixed assets present at the system.

Federal, State, and Local Tax Rates
-----------------------------------

     An estimated tax rate of 39.6% was applied to the projected taxable income of the system. This estimated rate reflects the effective combined federal, state, and local tax rates in effect on February 28, 1998.

Subsequent Capital Expenditures
-------------------------------

     Subsequent annual capital expenditures were estimated to approximate 10% of the cost of the fixed assets at the Calvert County System as of February 28, 1998. A supplemental provision for upgrading the system's distribution plant was made in Years 4 and
5. These expenditures are necessary in order to replace assets that become irreparable, technically obsolete, or for other reasons are no longer useful to the system. In addition, as the system matures, additional equipment and facilities will be necessary to improve and expand its productive capacity.

Net After-Tax Cash Flow
-----------------------

     Net after-tax cash flow was determined in two steps. After taxes were subtracted from the system's taxable income, non-cash depreciation expenses were added back to net income to yield after-tax cash flow. From the after-tax cash flow, the provision for subsequent capital expenditures was deducted to calculate net after-tax cash flows.

Discount Rate
-------------

     A discount rate of 12% was used to calculate the present value of the net after-tax cash flows. In order to account for the risk associated with investments in the cable television industry and the system in particular, a premium was added to a base discount rate to develop the 12% rate employed in this analysis. The base rate reflects application of the Weighted Average Cost of Capital ("WACC") model.

Residual Cash Flow Multiple
---------------------------

     The residual cash flow multiple refers to the factor used to estimate the system's value at the end of the projection period. A multiplier of 12 was applied to the Year 10 operating cash flow. Generally, multiples used in the valuation of cable television systems of this type range from 8.0 to 14.0 times operating cash flow, depending upon market conditions and profit potential. Exceptional circumstances will warrant multiples outside of this range.

     The selected multiple of 12 was used to estimate the value of the system at the end of the investment period. This multiple reflects the state of the market for cable television systems as of February 28, 1998, tempered by the economic conditions of the system's service area, the necessity for certain capital expenditures, and the uncertainty introduced by re-regulation of the cable television industry and the prospects for increased competition from wireless cable companies and DBS operators.

Present Value of Residual
-------------------------

     In the analysis, capital gains taxes were deducted from the terminal value at a rate of 39.6%. This result was then discounted for present value using a rate of 12%.

     The results of the discounted cash flow analysis are summarized in Tables 5 and 6. Based upon the assumptions outlined above, the indicated fair market value of the system's non-current assets is $39,273,800, or $39.3 million. This value incorporates the cumulative present value of the net after-tax cash flows of $15,474,500 and the discounted residual value of $23,799,300.

                                    Table 5
                                    -------

     Calvert County Cable Television System Discounted Cash Flow Analysis
                      (Dollar Amounts Shown in Thousands)

                                Year 1           Year 2       Year 3         Year 4        Year 5       Year 6
                                ------           ------       ------         ------        ------       -------
Projected System Revenues 1/  $10,383.4        $11,154.4     $11,990.0      $12,896.2    $13,878.6    $14,842.7

Operating Profit Margin 2/         48.6%            48.6%         48.6%          48.6%        48.6%        48.6%

Operating Cash Flow           $ 5,046.3        $ 5,421.0     $ 5,827.1      $ 6,267.6    $ 6,745.0    $ 7,213.6

Less: Depreciation              5,378.2          9,028.4       7,331.1        6,889.7      7,504.2      7,690.2
                                -------          -------      --------       --------      -------      -------
Taxable Income                $  (331.9)       $(3,607.4)    $(1,504.0)     $  (622.1)   $  (759.2)   $  (476.6)

Taxes                               0.0              0.0           0.0            0.0          0.0          0.0
                                -------          -------      --------       --------      --------     -------
Net Income                    $  (331.9)       $(3,607.4)    $(1,504.0)     $  (622.1)   $  (759.2)   $  (476.6)


Add Back: Depreciation          5,378.2          9,028.4       7,331.1        6,889.7      7,504.2      7,690.2
                                -------          -------      --------       --------      -------      -------
After-Tax Cash Flow           $ 5,046.3        $ 5,421.0     $ 5,827.1      $ 6,267.6    $ 6,745.0    $ 7,213.6

Capital Expenditures            2,851.1          2,851.1       2,851.1        7,851.1      7,851.1      2,851.1
                                -------          -------      --------       --------      -------      -------
Net After-Tax Cash Flow       $ 2,195.2        $ 2,569.9     $ 2,976.0      $(1,583.5)   $(1,106.1)   $ 4,362.5


Present Value Net After-Tax
 Cash Flow                    $ 2,074.3        $ 2,168.1     $ 2,241.8      $(1,065.0)   $  (664.2)   $ 2,339.0

Cumulative Present Value
 Net After-Tax Cash Flow      $ 2,074.3        $ 4,242.4     $ 6,484.2      $ 5,419.2    $ 4,755.0    $ 7,094.0

Cumulative Present Value      $15,474.5
 Net After-Tax Cash Flow

                                Year 7           Year 8       Year 9         Year 10
                                ------           ------       ------         ------
Projected System Revenues 1/  $15,802.3        $16,828.1     $17,929.1      $19,115.5

Operating Profit Margin 2/         48.6%            48.6%         48.6%          48.6%

Operating Cash Flow           $ 7,679.9        $ 8,178.5     $ 8,713.5      $ 9,290.1

Less: Depreciation              7,122.4          5,738.7       4,479.9        4,479.9
                                -------          -------       -------        -------
Taxable Income                $   557.5        $ 2,439.8     $ 4,233.6      $ 4,810.2

Taxes                               0.0              0.0           0.0        1,877.0
                                -------          -------       -------        -------
Net Income                    $   557.5        $ 2,439.8     $ 4,233.6      $ 2,933.2

Add Back: Depreciation          7,122.4          5,738.7       4,479.9        4,479.9
                                -------          -------       -------        -------

After-Tax Cash Flow           $ 7,679.9        $ 8,178.5     $ 8,713.5      $ 7,413.1

Capital Expenditures            2,851.1          2,851.1       2,851.1        2,851.1
                                -------          -------      --------        -------

Net After-Tax Cash Flow       $ 4,828.8        $ 5,327.4     $ 5,862.4      $ 4,562.0

Present Value Net After-Tax
 Cash Flow                    $ 2,311.6        $ 2,277.1     $ 2,237.3      $ 1,554.5

Cumulative Present Value
 Net After-Tax Cash Flow      $ 9,405.6        $11,682.7     $13,920.0      $15,474.5

1/      See Table 4.

2/      Based upon the System's 1997 operating profit margin. See text.

                                    Table 6
                                    -------

     Valuation of Calvert County Cable Television System (Income Approach)
                      (Dollar Amounts Shown in Thousands)

Year 10 Operating Cash Flow/1/                                $9,290.1

12x Cash Flow Multiple/2/                                   $111,481.2

Less: Remaining Basis                                         16,622.0

Capital Gain                                                 $94,859.2

Capital Gains Tax @ 39.6%/2/                                 $37,564.2

                            ----------------------

Future Residual Value                                       $111,481.2

Less: Capital Gains Tax                                       37,564.2

After-Tax Terminal Value                                     $73,917.0

Terminal Value Discounted to Present Value @ 12%             $23,799.3

Plus: Cumulative Present Value After-Tax Income/1/            15,474.5
                                                            ----------

Valuation of Calvert County System (Income Approach)         $39,273.8
                                                            ==========

----------------------
/1/ See Table 5.

/2/ See text.

COMPARABLE SALES ANALYSIS
-------------------------

     The value of $39.3 million yielded by the discounted cash flow analysis of the Calvert County System corresponds to a 9.0 times multiple of the system's 1997 cash flow and a price per subscriber of $2,146. These multiples are within the range of prices paid by purchasers of similar cable properties and are consistent with the expectation of slightly increased revenues in the Calvert County area and continued market growth.

     In recent years, there have been many sales of cable television systems in the United States. Table 7 identifies seven cable television system sales which occurred within the past 13 months. These sales have been selected based upon their comparability to the Calvert County System. The prices paid for these comparable systems range from $31.0 million to $66.0 million.

     As shown in Table 7, the price per subscriber has been computed for each of these sales. This measure is calculated by dividing the reported purchase price of the cable television system by the total number of basic subscribers. The average price per subscriber paid for the seven comparable cable television system sales transactions listed in Table 7 is approximately $2,145.

                                    TABLE 7
                                    -------

                   Cable Television System Comparable Sales

                                                                                          Price         Price
Date            Location               Seller                      Buyer                  (mil.)   Per Subscriber
----            --------               ------                      -----                  ------   --------------
Jan. 97         Palo Alto, CA          Palo Alto Co-Op             Sun Country Cable      $ 54.1        $2,042
Jan. 97         Jonesboro, AR          TCI                         TCA                      41.0         2,000
July 97         Jackson Co., GA        McDonald Investors          Genesis Cable            45.0         2,035
Oct. 97         Boone, NC              Booth Communications        Helicon Corporation      35.0         1,852
Oct. 97         Anderson, NC           Booth Communications        Helicon Corporation      31.0         1,934
Nov. 97         Mountain Brook, AL     McDonald Investors          Marcus Cable             62.0         2,680
Dec. 97         Harrington, DE; MD     Marcus Cable of DE & MD     Comcast                  66.0         2,472
                                                                                          ------        ------
                                                                              Average     $ 47.7        $2,145
                                                                                          ======        ======

Source: Paul Kagan Associates Cable TV Investor.
                              ------------------

Note: Price per subscriber calculations are rounded.

                  CABLE TV FUND 14-A CABLE TELEVISION SYSTEM

                           CALVERT COUNTY, MARYLAND

            APPRAISAL OF NON-CURRENT ASSETS AS OF FEBRUARY 28, 1998

                                  CONCLUSION
                                  ----------

     Based upon the application of the income approach, employing a discounted cash flow analysis, the fair market value of the non-current assets of the Cable TV Fund 14-A cable television system was determined to be $39.3 million.

     Assumptions employed in this analysis include subscriber growth, system revenue projections, and operating profit margins. These assumptions and the results of the discounted cash flow analysis were confirmed through an analysis of independent comparable sales transactions.

                                   EXHIBIT A
                                   ---------

           QUALIFICATIONS OF JAMES R. BOND, JR. AND JULIE A. KROSKIN

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                              JAMES R. BOND, JR.
                              ------------------

James R. Bond, Jr. is a principal in the consulting firm of Bond & Pecaro, Inc. In this capacity, he is routinely retained to examine and study economic issues which affect media businesses.

Before the formation of Bond & Pecaro, Inc., Mr. Bond was a Vice President with Frazier, Gross & Kadlec, Inc. Mr. Bond joined that firm in 1978, was appointed Manager of Asset Appraisal Services in 1979, and in 1982 was named Vice President. During this experience he engaged in the development and preparation of asset appraisal reports and economic analyses for owners of broadcast and cable television properties.

Mr. Bond has been retained to appraise, for a fee, the assets of over 2,500 radio, television, radio common carrier, and cable television properties. He is a member of the Society of Broadcast Engineers (SBE), the Cable Television Tax Professionals Institute (CTTPI), and the Society of Cable Television Engineers
(SCTE). He is a member and past director of the Broadcast Cable Financial Management Association (BCFM), and has served on that organization's Taxation Advisory and Industry Education Committees. He also serves on the National Association of Broadcasters (NAB) Tax Advisory Panel and Depreciation Task Force. Mr. Bond is a Certified Senior Radio Broadcast Engineer (SBE), a Certified Senior Television Broadcast Engineer (SBE), and holds an FCC First Class Radiotelephone Operator License.

He has testified as an expert witness in connection with numerous telecommunications valuation matters before federal, state, and local courts.

Mr. Bond received a Bachelor of Arts degree in Radio, Television and Motion Pictures from the University of North Carolina at Chapel Hill in 1976. Mr. Bond also holds a Masters Degree in Business Administration from the University of Virginia in Charlottesville, Virginia.

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                                JULIE A. KROSKIN
                                ----------------

Julie A. Kroskin is an associate in the firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry.

Ms. Kroskin received a Bachelor of Arts degree in Radio, Television and Film from the University of Maryland at College Park.

Prior to her association with Bond & Pecaro, Inc., Ms. Kroskin worked as a customer and technical support representative at American Cablecom in Beltsville, Maryland.